April 20, 2007

Security & Exchange Commission
Washington, D.C. 20549-7101

ATTN : Terrance O’Brien

RE:	First American Scientific Corp
Form 10-KSB – June 30, 2006
FileNo. 0-27094

Dear Sir:

In response to your letter Dated march 8, 2007, we submit the following response:

Item 6 – Management’s Discussion and Analysis

1.	In future filings, we will provide further discussion of the issues mentioned

2.	In future filings, we will provide further discussion of the issues mentioned

“Expenses recovered” - When equipment is sold, the company agrees to send its technicians to the various job sites to supervise the installation and train the customer’s staff. In these cases, we bill the customer to recover all costs of sending our technicians to the job site. In fiscal 2006, out technicians went to Korea, Japan, Poland, Malaysia, and the UK, as well a local travel in Canada and the USA.

Statement of Stockholder’s Equity, page 26

3	.	Stock issued during 2006 under our S-8 registration statement was as follows;

		Brian Nichols – CEO	2,812,500	in lieu of salary due
		Calvin Kantonen – CFO	2,812,500	in lieu of salary due
		David Dungate- VP Marketing	1,390,000	in lieu of sales commissions due
		Kevin Nishi – accountant	1,235,000	in lieu of accounting and office services
		Conrad Lysiak – attorney	150,000	in lieu of legal fees

All S-8 shares were issued at fair market value on the day of the grant. Nichols, Kantonen, and Dungate are employees who agreed to accept stock at the current market price in lieu of work performed.

Lysiak agreed to accept stock at the current market price to cover the cost his legal services.

Nishi is a partner in the Canadian accounting firm that handles all the day to day office, bookkeeping and accounting needs of the Company. This includes providing telephone answering, secretarial service, bookkeeping service, computerized accounting and a small office occupied by Kantonen. Mr Nishi agreed to accept stock at the current market price to cover the cost for these services.

Note 1 – Organization and Description of Business

4.      AGES was originally accounted for as a consolidated subsidiary because FASC owned 40% of AGES but had financial and decision making control. FASC’s ownership in AGES decreased to 12% and FASC accounted for it’s investment using the equity method as they no longer had financial and decision making control over AGES. FASC’s investment in AGES has been reduced to $0 because of the losses allocated to FASC retroactively, in accordance with FIN 35.

     The joint venture between ULIMEC SDN. BHD., ITFX SDN. BHD., and FASC was formed to market and sell the KDS Micronex machine in Malaysia, servicing and maintenance of the KDS machine in Malaysia, provide research and development using the KDS machine for micronizing technology and, if agreed upon, manufacture the KDS machine in Malaysia. \

     FASC contributed an exclusive 20 year license for the use, marketing, sale and all technology associated therewith in Malaysia for the processing of oil palm tree waste in the palm oil industry. This license was valued at RM 1,000,000 and was the only contribution by FASC for its 50% ownership in the Malaysian joint venture. The value of the license contributed by FASC was determined by the cash price paid by the other members for their shares in the joint venture. FASC has not contributed additional assets to the joint venture and does not control operations. As part of the joint venture and licensing agreements, FASC will also receive an 8% royalty for each KDS machine sold by the joint venture. FASC is accounting for the investment in the joint venture using the cost method.

     FASC sold a KDS machine to the joint venture, for the Malaysian demonstration plant, and was paid in cash by the joint venture. This machine was sold at a price equivalent to that of any other customer.

Considering APB 18: FASC does not have the ability to exercise significant influence over operating and financial policies, FASC does not and has not participated in policy making, FASC has not participated in material intercompany transactions except for the transactions mentioned above, FASC does not interchange managerial personnel, and the joint venture is not technologically dependent upon FASC or vise versa. Considering FIN 46R the investors do not have the obligation to absorb the entity’s expected losses or a majority of the entity’s expected residual returns. Under FIN 46R FASC is not required to consolidate.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-7

5.      - contributing factors to significant changes in accounts receivable during 2006 and subsequent quarters

     In June 2006 we sold two KDS machines for a total of $ 379,900, one to Korea and one to Minnesota and at year end receivables were up. Minnesota paid in full in July 2006 and Korea paid all but $54,100 before Sept 30, therefore receivables went down. Finally, Korea paid off the balance due during the quarter ending Dec 2006.

     - impact of bad debts on revenue recognition, and appropriateness of revenue recognition was appropriate

     In fiscal 2005, we sold one KDS machine to a customer in Korea for $189,150. We received a 50 % deposit ($94,575) and shipped the machine. The balance has not been paid, and we are told by the customer that they were unable to secure the financing they had expected. Since this was the last of our older models, and due to the logistics of attempting to recover the equipment in a foreign country, management, in consultation with our accountants, decided it was appropriate to write off the balance owing on our books.

Note 4 – Technology Rights and Patents, page 37

6.      SFAS 142 - Impairment of intangible assets

        The attached schedule A sets out our impairment policy. Based upon impairment testing of intangibles, the Company has met the requirement to sell 2 machines each year. Based upon the estimated present value of cash flows there is no impairment deemed necessary at 6-30-06.

I trust this information will be helpful during your review.

Yours truly,
FIRST AMERICAN SCIENTIFIC CORP

CALVIN KANTONEN
C.L. (Cal) Kantonen CGA
Chief Financial Officer

First American Scientific						Schedule A
Impairment tests
June 30, 2006	Revenue*			Cost
	Present Value	Present Value	Present Value	Present Value	Present Value	Present Value
	2 Machines	3 Machines	5 Machines	2 Machines	3 Machines	5 Machines

2002 ACTUAL	-	371,000	-	-	290,893	-
2003 ACTUAL	-	184,660	-	-	300,000	-
2004 ACTUAL	315,000	-	-	156,372	-	-
2005 ACTUAL	-	504,150	-	-	252,017	-
2006 ACTUAL	-	616,000	-	-	360,924	-
2007	444,244	666,365	1,110,609	177,697	266,546	444,244
	759,244	2,342,175	1,110,609	334,069	1,470,380	444,244

Gross profit 5 years	425,174	871,795	666,365
Gross profit per year	141,725	290,598	222,122
Average gross profit percentage	0.56	0.37	0.60

probability-weighted sales

5% of selling 0	-
60% of selling 2	85,035
25% of selling 3	72,650
10% of selling 5	22,212
	179,897	over 5 yrs

	6/30/2003	6/30/2004	6/30/2005	6/30/2006	actual
intangible, net	1,324,627	1,186,136	1,040,983	895,801	895,801	intangible
projected recovery period using present	9.35	8.37	7.35	6.32	654,445	GP for 3 years
value gross profit for sales of 2 machines
projected recovery period using present	5	4.08	4	3.08	1.37	recovery period
value gross profit for sales of 3 machines

Conclusion:

Based upon impairment testing of intangibles, the Company has met the requirement to sell 2 machines each year. Based upon the estimated present value of cash flows there is no impairment deemed necessary at 6-30-06